Exhibit 99.1

August 23, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gil Kotler Stepping Down as Senior Executive Vice President and Chief Financial Officer and the Appointment of Adi Jemini as the New Chief Financial Officer of the Company

Regulation 34(d) of the Securities Regulations (Immediate and Periodic Reports), 1970

1. Name: Gil Kotler

ID Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

2. The Position: Senior Executive Vice President and Chief Financial Officer

3. Tenure:

Beginning Date: October 1, 2012

Ending Date: March 31, 2016

4. To the best of the Company’s knowledge the resignation does not involve circumstances that should be brought to the attention of the Company’s securities holders.

5. Manner of Termination: Completion of Service

6. The executive officer will not serve in any alternative position at the Company and will no longer be an executive officer of the Company.

7. The executive officer will not be considered to be an interested party after his departure.

Regulation 34(d) of the Securities Regulations (Immediate and Periodic Reports), 1970

1.	Family Name and First Name: Jemini, Adi

Identity Number: 032862443

Citizenship: Private individual holding Israeli citizenship

2.	Date of Birth: March 19, 1978

3.	Address for service: 1 HaShalom Road, Tel-Aviv, Israel

4.	Starting date of the appointment: 04/01/2016

5.	Position: Chief Financial Officer

6.	Previous position in the Company prior to this appointment: N/A

7.	Education:

Degree	Field	Academic Institution
Bachelor of Science	Accounting and Information Systems	Virginia Polytechnic Institute and State University

Certified Public Accountant—Admitted in the United States

8.	Major activities over the past 5 years:

Position Filled	Place of Employment	Length of Time Served
Chief of Staff	Gazit Group USA, Inc.	2013-Present
Chief Administrator	Norstar Holdings Inc.	2013-Present
Regional Controller	Equity One, Inc.	2010-2013
Audit Manager	Deloitte LLP	2004-2010

9.	The individual served in other roles in the Company and its affiliates: Chief of Staff of Gazit Group USA, Inc.; Chief Administrator of Norstar Holdings Inc.

10.	The Director is not a family member of another Interested Party in the Company.

11.	The Director does not hold securities of the reporting Company, its subsidiaries, or its affiliates.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.